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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*

                           SALIX PHARMACEUTICALS, LTD.
                  ---------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   794906 30 5
                  ---------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                    ------------------------
CUSIP NO. 794906 30 5                13G                  PAGE 2 OF 9 PAGES
--------------------                                    ------------------------
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
         Lorin K. Johnson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
         N/A
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZEN OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

                             723,833
                      ----------------------------------------------------------
                      6      SHARED VOTING POWER
  NUMBER OF SHARES
 BENEFICIALLY OWNED          723,833
 BY EACH REPORTING    ----------------------------------------------------------
    PERSON WITH       7      SOLE DISPOSITIVE POWER

                             723,333
                      ----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             723,333
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         723,333
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [ ]
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.0%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                                Page 2 of 9 pages

--------------------                                    ------------------------
CUSIP NO. 794906 30 5               13G                     PAGE 3 OF 9 PAGES
--------------------                                    ------------------------
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
         Lynn E. Dantzker
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
          N/A
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZEN OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

                             712,360
                      ----------------------------------------------------------
                      6      SHARED VOTING POWER
  NUMBER OF SHARES
 BENEFICIALLY OWNED          712,360
 BY EACH REPORTING    ----------------------------------------------------------
    PERSON WITH       7      SOLE DISPOSITIVE POWER

                             712,360
                      ----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             712,360
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         712,360
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [ ]
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.9%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                                Page 3 of 9 pages

        INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)        The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9),
(11)       Aggregate Amount Beneficially Owned By Each Reporting
           Person, Etc. -- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)       Check if the aggregate amount reported as beneficially owned in row
           (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Persons -- Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                   Category
                   Broker Dealer                                                 BD
                   Bank                                                          BK
                   Insurance Company                                             IC
                   Investment Company                                            IV
                   Investment Adviser                                            1A
                   Employee Benefit Plan, Pension Fund, or                       EP
                   Endowment Fund
                   Parent Holding Company                                        HC
                   Corporation                                                   CO
                   Partnership                                                   PN
                   Individual                                                    IN
                   Other                                                         OO

Notes:

           Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

           Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

           Reporting persons may comply with their coverage page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).



                               Page 4 of 9 pages

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

           Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

           Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

           Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

           Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1

     (a)  Name of Issuer:

          Salix Pharmaceuticals, Ltd.

     (b)  Address of Issuer's Principal Executive Officers:
          3600 W. Bayshore Road
          Suite 205
          Palo Alto, CA 94303

ITEM 2

     (a)  Name of Person Filing:

          1)Lorin K. Johnson

          2)Lynn E. Dantzker

     (b) Address of Principal Office or, if none, Residence:

        1) Lorin K. Johnson
           c/o Salix Pharmaceuticals, Ltd.
           3600 W. Bayshore Road, Suite 205
           Palo Alto, CA  94303



                               Page 5 of 9 pages

        2) Lynn E. Dantzker
           7910 Sawgrass Court
           Pleasanton, CA  94588

     (c)  Citizenship:

        Lorin K. Johnson: United States of America
        Lynn E. Dantzker: United States of America

     (d) Title of Class of Securities:

        Common Stock

     (e) CUSIP Number:

        794906 30 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) AND 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable

ITEM 4.  OWNERSHIP

     (1) Lorin K. Johnson: At December 31, 1998 Mr. Johnson owned warrants to purchase 33,333 shares of the Issuer's common stock, which warrants were exercisable within 60 days of December 31, 1998 and 16,000 shares of Common Stock. In addition, Mr. Johnson is the co-trustee and a beneficiary of the L and L Dantzker/Johnson Revocable Trust which holds 674,500 shares of the Issuer's common stock and Mr. Johnson is therefore deemed to have beneficial ownership of such shares.

     (2) Lynn E. Dantzker: At December 31, 1998 Ms. Dantzker was deemed to own beneficially an aggregate of 712,360 shares of the Issuer's common stock consisting of (a) 37,860 shares held by Johnson Grandchildren's Trust of which Ms. Dantzker is co-trustee and (2) 674,500 shares held by The L and L Dantzker/Johnson Revocable Trust, of which Ms. Dantzker is named co-trustee and a beneficiary with Mr. Johnson.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):



                               Page 6 of 9 pages

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 2, 1999
                                    --------------------------------------------
                                                   Date

                                    /s/ Lorin K. Johnson
                                    --------------------------------------------
                                                 Signature

                                    Lorin K. Johnson
                                    --------------------------------------------
                                                 Name/Title



                               Page 7 of 9 pages

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 2, 1999
                                    --------------------------------------------
                                                   Date

                                    /s/ Lynn E. Dantzker
                                    --------------------------------------------
                                                 Signature

                                    Lynn E. Dantzker
                                    --------------------------------------------
                                                 Name/Title



                               Page 8 of 9 pages

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE A FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 9 of 9 pages